UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(b), (c), AND
(d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2.

(Amendment No. ____)*

Wireless Ronin Technologies, Inc.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
97652A 20 3
(CUSIP Number)
November 27, 2006
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	97652A 20 3	Page	2	of	4

1	NAMES OF REPORTING PERSONS: Barry Butzow

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States of America

	5	SOLE VOTING POWER:

NUMBER OF		556,955**

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		556,955**

WITH:	8	SHARED DISPOSITIVE POWER:

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

556,955**

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

7.3%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

** Excludes 3,333 shares issuable upon exercise of options granted subject to shareholder approval.

ITEM 1 (a) NAME OF ISSUER:
     Wireless Ronin Technologies, Inc.
ITEM 1 (b) ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:
     14700 Martin Drive
     Eden Prairie, Minnesota 55344
ITEM 2 (a) NAME OF PERSON FILING:
     Barry Butzow
ITEM 2 (b) ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:
     9714 Brassie Circle
     Eden Prairie, Minnesota 55347
ITEM 2 (c) CITIZENSHIP:
     United States of America
ITEM 2(d) TITLE OF CLASS OF SECURITIES:
     Common Stock, par value $0.01 per share
ITEM 2 (e) CUSIP NUMBER:
     97652A 20 3

ITEM 3	IF THIS STATEMENT IS FILED PURSUANT TO §§ 240.13d-1(b), OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON IS FILING AS A:
     Not applicable
ITEM 4 OWNERSHIP:

(a)	Amount beneficially owned:	556,955
(b)	Percent of class:	7.3%
(c)	Number of shares as to which such person has:
	(i) Sole power to vote or to direct the vote	556,955
	(ii) Shared power to vote or to direct the vote	0
	(iii) Sole power to dispose or to direct the disposition of	556,955
	(iv) Shared power to dispose or to direct the disposition of	0

Excludes 3,333 shares issuable upon exercise of options granted subject to shareholder approval.

ITEM 5 OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [     ].
ITEM 6 OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.
     Not applicable

ITEM 7	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.
     Not applicable
ITEM 8 IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.
     Not applicable
ITEM 9 NOTICE OF DISSOLUTION OF GROUP.
     Not applicable
ITEM 10 CERTIFICATIONS.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: December 6, 2006

/s/ Barry Butzow
Barry Butzow

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